UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . .11

Under the Securities Exchange Act of 1934
(Amendment No.                              )*

HealtheTech, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

422210104

(CUSIP Number)

December 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherbrooke Capital Health and Wellness, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherbrooke Capital Health and Wellness Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherbrooke Capital Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherbrooke Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherbrooke Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Giannuzzi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Uchenick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert A. Stringer, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,600

	6.	Shared Voting Power 504,255

	7.	Sole Dispositive Power 6,600

	8.	Shared Dispositive Power 504,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,855

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer HealtheTech, Inc.
(b)	Address of Issuer’s Principal Executive Offices 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401

Item 2.
(a)	(b)	(c)

Name of Person Filing	Address	Citizenship or Place of Organization

Sherbrooke Capital Health and Wellness, L.P. (“Sherbrooke Fund”)	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	Delaware

Sherbrooke Capital Health and Wellness Advisors Fund, L.P. (“Sherbrooke Advisors Fund”)	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	Delaware

Sherbrooke Capital Partners, L.L.C. (“Sherbrooke Partners”)	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	Delaware

Sherbrooke Capital, L.L.C. (“Sherbrooke Capital”)	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	Delaware

Sherbrooke Capital, Inc. (“Sherbrooke Inc.”)	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	Delaware

John Giannuzzi	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	United States

Joel L. Uchenick	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	United States

Robert A. Stringer, Jr.	Sherbrooke Capital 2344 Washington Street, Newton Lower Falls, MA 02462	United States

	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 422210104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  As of April 9, 2004, each of the following is the owner of record of the number of shares of Common Stock, $.001 par value per share of HealtheTech, Inc. set forth next to his or its name:

		Sherbrooke Fund	502,343 Shares
		Sherbrooke Advisors Fund	1,912 Shares
		Sherbrooke Partners	0 Shares
		Sherbrooke Capital	0 Shares
		Sherbrooke Inc.	0 Shares
		Mr. Giannuzzi	0 Shares
		Mr. Uchenick	0 Shares
		Mr. Stringer	6,600 Shares

By virtue of their relationship as affiliated limited partnerships, whose sole general partner, Sherbrooke Partners, is managed by Sherbrooke Capital, which is managed by Sherbrooke Inc., which is managed by Mr. Giannuzzi, Mr. Uchenick and Mr. Stringer, each of Sherbrooke Fund and Sherbrooke Advisors Fund may be deemed to share voting power and the power to direct the disposition of the shares which each partnership holds of record.  Sherbrooke Partners (as the sole general partner of Sherbrooke Fund and Sherbrooke Advisors Fund), Sherbrooke Capital (as the sole manager of Sherbrooke Partners), and Sherbrooke Inc (as the sole manager of Sherbrooke Capital) may also be deemed to own beneficially the shares held of record by Sherbrooke Fund and Sherbrooke Advisors Fund.  Each of Messrs. Giannuzzi, Uchenick and Stringer, the directors of Sherbrooke Inc., may be deemed to own beneficially the shares held of record by Sherbrooke Fund and Sherbrooke Advisors Fund.  Note that 183,321 of the beneficially owned shares of Sherbrooke Fund and 889 of the beneficially owned shares of Sherbrooke Advisors Fund consist of shares issuable upon the exercise of warrants to purchase shares.

	(b)	Percent of class:
		Sherbrooke Fund	6.9%
		Sherbrooke Advisors Fund	6.9%
		Sherbrooke Partners	6.9%
		Sherbrooke Capital	6.9%
		Sherbrooke Inc.	6.9%
		Mr. Giannuzzi	6.9%
		Mr. Uchenick	6.9%
		Mr. Stringer	7.0%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
		Sherbrooke Fund	0 Shares
		Sherbrooke Advisors Fund	0 Shares
		Sherbrooke Partners	0 Shares
		Sherbrooke Capital	0 Shares
		Sherbrooke Inc.	0 Shares
		Mr. Giannuzzi	0 Shares
		Mr. Uchenick	0 Shares
		Mr. Stringer	6,600 Shares

	(ii)	Shared power to vote or to direct the vote:
		Sherbrooke Fund	504,255 Shares
		Sherbrooke Advisors Fund	504,255 Shares
		Sherbrooke Partners	504,255 Shares
		Sherbrooke Capital	504,255 Shares
		Sherbrooke Inc.	504,255 Shares
		Mr. Giannuzzi	504,255 Shares
		Mr. Uchenick	504,255 Shares
		Mr. Stringer	504,255 Shares

	(iii)	Sole power to dispose or to direct the disposition of:
		Sherbrooke Fund	0 Shares
		Sherbrooke Advisors Fund	0 Shares
		Sherbrooke Partners	0 Shares
		Sherbrooke Capital	0 Shares
		Sherbrooke Inc.	0 Shares
		Mr. Giannuzzi	0 Shares
		Mr. Uchenick	0 Shares
		Mr. Stringer	6,600 Shares

	(iv)	Shared power to dispose or to direct the disposition of:

	Sherbrooke Fund	504,255 Shares
	Sherbrooke Advisors Fund	504,255 Shares
	Sherbrooke Partners	504,255 Shares
	Sherbrooke Capital	504,255 Shares
	Sherbrooke Inc.	504,255 Shares
	Mr. Giannuzzi	504,255 Shares
	Mr. Uchenick	504,255 Shares
	Mr. Stringer	504,255 Shares

Each of Sherbrooke Fund, Sherbrooke Advisors Fund, Sherbrooke Partners, Sherbrooke Capital, Sherbrooke Inc., and Messrs. Giannuzzi, Uchenick and Stringer expressly disclaims beneficial ownership of any shares of the Common Stock of HealtheTech, Inc., except to the extent of his or its pecuniary interest therein and any shares held directly of record.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable. Sherbrooke Fund, Sherbrooke Advisors Fund, Sherbrooke Partners, Sherbrooke Capital, Sherbrooke Inc., and Messrs. Giannuzzi, Uchenick and Stringer expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J) of the Securities Act of 1933, as amended.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, each of Sherbrooke Fund, Sherbrooke Advisors Fund, Sherbrooke Partners, Sherbrooke Capital, Sherbrooke Inc., and Messrs. Giannuzzi, Uchenick and Stringer certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: April 9, 2004

SHERBROOKE CAPITAL HEALTH AND WELLNESS, L.P.
By: Sherbrooke Capital Partners, L.L.C., its general partner
By: Sherbrooke Capital, L.L.C., its Manager

	By:	/s/ John Giannuzzi
John Giannuzzi
Member

SHERBROOKE CAPITAL HEALTH AND WELLNESS ADVISORS FUND, L.P.
By: Sherbrooke Capital Partners, L.L.C., its general partner
By: Sherbrooke Capital, L.L.C., its Manager

	By:	/s/ John Giannuzzi
John Giannuzzi
Member

SHERBROOKE CAPITAL PARTNERS, L.L.C.
By: Sherbrooke Capital, L.L.C., its Manager

	By:	/s/ John Giannuzzi
John Giannuzzi
Member

SHERBROOKE CAPITAL, L.L.C.

	By:	/s/ John Giannuzzi
John Giannuzzi
Member

SHERBROOKE CAPITAL, INC.

By:	/s/ John Giannuzzi
John Giannuzzi
Director

/s/ John Giannuzzi
John Giannuzzi

/s/ Joel L. Uchenick
Joel L. Uchenick

/s/ Robert A. Stringer, Jr.
Robert A. Stringer, Jr.